Explanation of Responses:

(1) Common Stock held directly by Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NC”).

(2) The Reporting Person has an indirect pecuniary interest in the shares of Common Stock acquired by and shares of Preferred Stock disposed by Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”).  Common Stock and Preferred Stock is held directly by NIP LP 1.  In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock and Preferred Stock directly held by NIP LP 1 is reported herein.

(3) Common Stock held directly by Northwater Intellectual Property Fund L.P. 2, a Delaware limited partnership (“NIP LP 2”).

(4) Common Stock held directly by Northwater Intellectual Property Fund L.P. 3A, a Delaware limited partnership (“NIP LP 3A” and, together with NIP LP 1 and NIP LP 2, the “Funds”).

(5) The Reporting Person is the controlling shareholder of the direct parent of NC.  NC is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province of Ontario (“NCMI”), which is the manager of each Fund.  NC is also the direct parent of each of the general partners of each of the Funds.  By virtue of the contingent profits allocation to each of the general partners of each of the Funds and the payment to NCMI as management fees of all of such amounts received pursuant to the contingent profits allocation, and by virtue of his indirect controlling interest in NC, the Reporting Person may be deemed to have indirect pecuniary interests in indeterminate portions of the shares of Common Stock that are directly beneficially owned by NC and each of the Funds.  In accordance with Instruction 5(b)(iv), the entire amount of the Common Stock held by each of NC and the Funds is reported herein.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock that are beneficially owned by each of NC and the Funds, except to the extent of any indirect pecuniary interest therein.

(6) The Series A-1 Convertible Preferred Stock automatically converted into Common Stock on a 3.066468603-for-1 basis upon the closing of the issuer's initial public offering on June 12, 2013 and had no expiration date. The conversion rate was adjusted from 2.84-for-1 to account for accrued dividends.